Exhibit (19-1)
P&G
Global Insider Trading Policy

P&G
Global Insider Trading Policy

As a Company employee or director, you may not use—or help others use—confidential information that you learn through your work to trade in the stock market or make other investment decisions. You could face personal, criminal liability for doing so. This includes profiting or avoiding losses when trading Company stock or other securities like options or bonds, and this restriction applies to information about the Company or about any other publicly traded company.

Under the law, if you have material, non-public information about a company, it is illegal to buy or sell that company’s stock or other securities or to share this information with others who engage in such trading (known as “tipping”). As a result, this Global Insider Trading Policy generally restricts certain “Transactions” in “Securities” by employees, directors and their “Related Persons” when they possess “Inside Information.” Each of these terms is defined in Section 6 below.

All persons who are subject to the Global Insider Trading Policy are categorized according to their anticipated access to sensitive corporate information. The Corporate Secretary's Office, in consultation with the appropriate business unit or corporate function, determines which employees are subject to more stringent trading restrictions based on this access, as well as applicable law.

Category	Who	Restriction Status
Category 1: Rarely Restricted Employees in positions that only rarely involve Inside Information	1.All employees, including employees of non-integrated businesses, whenever in possession of Inside Info 2.Related Persons of the above employees	1.Not on Insider Trading List 2.Can make Transactions at any time, except when in actual possession of Inside Information
Category 2: More Restricted Employees in roles/groups with frequent access to Information as part of their
1.All employees determined by the Corporate Secretary’s Office, in consultation with the appropriate business unit or corporate function, to have frequent access to Inside I
2.Related Persons of the above employees
1.On Insider Trading List 2.Limited to Transactions during four Window periods 3.See Section 7 for additional trading restrictions
Category 3: Most Restricted Senior management and members of the Board Directors	1.Board of Directors 2.Section 16 Officers as determined by the Board 3.Related Persons to any of the above	1.On Insider Trading List 2.Limited to Transactions during four Window periods 3.Must pre-clear all Transactions 4.See Sections 7 and 8 for applicable trading restrictions

2.0 COMPANY INTENT

As a Company and as individuals we operate based on the principle of doing the right thing in all that we do. The Global Insider Trading Policy provides guidelines with respect to transactions in the

Securities of, and the handling of confidential information about, the Company and the companies with which the Company does business. The Company has adopted this policy to promote compliance with the securities laws that prohibit persons who are aware of Inside Information about a company from: (i) trading in the securities of that company or (ii) providing material non-public information to other persons who may trade on the basis of that information. However, each individual is ultimately responsible for their own conduct, including their obligation to refrain from trading when they possess material, non-public information.

3.0 SCOPE

This policy applies to: all employees of the Company or any of its subsidiaries or affiliates, in all locations, including non-integrated businesses; members of the Board of Directors; third parties with access to sensitive information about the Company or other publicly traded companies as a result of their engagement with the Company; and Related Persons to all of the above.

4.0 WHAT YOU NEED TO DO

ALL EMPLOYEES & DIRECTORS:

1.Handle confidential information appropriately. We each have a responsibility to handle P&G’s confidential information properly. This includes not only securing our office workspaces and communications but also taking steps to safeguard information outside the office. For example, you should not leave documents unattended or computer screens unlocked while at home, share potentially confidential information with friends or family, or discuss confidential matters in public where you could be overheard. Because this Policy applies to Related Persons, it is especially important that you handle P&G information securely at home. Please refer to the policies, training materials, and related resources available at security.pg.com for additional information.

2.Operate on a “need-to-know” basis. P&G employees are committed to the success of the Company and are naturally curious about important business developments. But curiosity about total Company results and overall financial performance that have not yet been disclosed publicly can lead to improper exposure to Inside Information. Unless your core work concerns such matters, do not seek out this kind of information until it is publicly disclosed and do not share this kind of information except with those who need it as part of their work.

3.Report any potential violations. If you become aware of any employee or third party obtaining or using Inside Information in an unauthorized manner, immediately report it to the Corporate Secretary’s Office via [email address].

4.Understand how to handle knowledge of significant events. If you become aware of any event or information that you believe could have a meaningful impact on the Company’s financial results or ability to deliver its commitments to consumers, customers, or shareholders, immediately contact the Corporate Secretary’s Office via [email address] to see if a restriction is appropriate.

5.Trading restrictions may continue after employment terminates. For Category 2 and Category 3 insiders who leave the Company, the trading restrictions continue to apply until the first Window after termination of employment or when Inside Information pertaining to the Company, suppliers, or customers becomes publicly known (see Section 7 for a description of the Company’s “Window” periods).

MANAGERS OF OTHERS (Band 3 and Up):

6.Awareness of the policy. Managers (Band 3 and up) are required to share the policy with any new hire, with all direct reports on a regular basis, and with any team that is assigned to sensitive work involving Inside Information.

7.Identification of Insiders. Managers should identify team members and other support staff who belong on the Insider List due to their routine access to sensitive corporate information.

5.0 POLICY EXCEPTIONS

Any exception to this Policy must be approved by the Corporate Secretary’s Office. To request an exception, contact the Corporate Secretary’s Office at [email address]. No exceptions may be given to the prohibition of Derivative Transactions set out in Section 7.

6.0 DEFINITIONS

Inside Information

Under this Policy, “Inside Information” is defined as “material, non-public information.”

Non-Public: Information is non-public unless it is: (1) broadly available to the general marketplace, and (2) the investing public has had sufficient time to digest the information (one business day is a safe guideline for this purpose).

Material: Information is considered material if there is a substantial likelihood that a reasonable investor would consider that information important in making a decision to buy, hold or sell a security. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright- line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that could be regarded as material are:

1.Draft earnings reports or reasonably accurate profit/loss forecasts.
2.Pending mergers, or the planned acquisition or disposition of significant assets.
3.Gain or loss of a significant customer or supplier.
4.Gain or loss of a significant contract.
5.Significant disruptions in supply chain, source of supply, or product availability.
6.Significant changes in senior management.
7.Significant legal exposure due to actual or threatened litigation or investigations.

8.Significant cybersecurity incidents, such as a hack or data breach.
9.Significant research and development advancements or product introductions.
10.Significant product problems or recalls.
11.Major changes in accounting methods
12.Proposed equity or debt offerings.
13.Major labor disputes, including strikes or lockouts.
14.Significant changes in debt or credit ratings.

These examples may relate either to the Company’s business or the business of a publicly traded supplier, customer, or other third party who does business with the Company.

Because of the complexity in determining materiality for other publicly traded companies, the Company deems all non-public information about other companies to be material under this policy. This helps protect you from an inadvertent violation of the law. A transaction too small to be material for P&G might still be material to another company. For example, a $5 million acquisition may be material to a company with $10 million in annual sales, though it would not necessarily be material to P&G due to our larger size.

Even partial knowledge may be material. Partial knowledge about important confidential events can constitute Inside Information. For example, if you learn that a big acquisition or sales contract is being planned, you may have Inside Information, even if you only have an educated guess about the name of the other company involved. Strictly refrain from discussing or speculating about potentially significant, non-public Company events and overall financial results.

Related Person

“Related Person” includes:

1.Family members who reside with you (including a spouse, child, child away at college, stepchild, grandchild, parents, stepparents, grandparents, siblings, and in-laws).
2.Anyone else who lives in your household.
3.Family members whose transactions in P&G securities you influence or control.
4.Partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor or executrix; entities in which you have a controlling interest.

The Company expects its employees to keep business data confidential but also recognizes that Related Persons may not always be able to avoid general awareness of business activity, especially when a significant project transcends normal working hours or disrupts routines at home. To avoid even the appearance of impropriety, Related Persons are subject to this policy. This protects both you as an employee and your Related Persons. It is your responsibility to ensure that they follow the requirements in this policy when trading in Company securities and the securities of P&G suppliers and customers.

Although this policy does not technically extend to certain family members who do not reside with you, keep in mind that all persons are subject to insider trading laws. Securities regulators may view with greater scrutiny any trades by a family member or close associate of an employee when those trades would otherwise be prohibited by this policy.

Securities

“Securities” include:
1Common stock, whether held at a brokerage, retirement account, stock plan account, or elsewhere.
2Stock options.
3Stock units, such as RSUs, PSUs, and Stock Appreciation Rights (SARs).
4Derivatives, including put and call options, convertible Preferred stock.
5Debentures, bonds, and notes.

Transactions

For purposes of this Policy, “Transactions” include:

1.Buying or selling stock or any other Securities, including derivatives transactions.
2.Instructing trustees of a Company benefit plan to convert into or out of investment in Company stock, which includes borrowing, or changing the percentage of contributions allocated to Company stock.
3.Instructing trustees or administrators of a Company savings plan or similar stock ownership plan or program (e.g., SIP, ISOP, DSPP) to increase or decrease your monthly contributions for the purchase of Company stock.
4.Use of share withholding to pay applicable income taxes when exercising stock options.
5.Cashless exercise of a stock option.
6.Exercise of stock appreciation rights, regardless of the form of payment (cash or stock).
7.Trading involving debt securities (debentures, bonds, and notes).
8.Pledging Company Securities as collateral.
9.Gifts of Company stock.

The following are not Transactions restricted by the Policy:

1.Exercises of stock options awarded under the Company’s stock option plans as long as payment for option costs and applicable income taxes is made only in cash. However, sales of shares acquired from an exercise are subject to the trading restrictions.

2.Purchases of Company stock in the 401(k) plan or other similar dividend reinvestment plan pursuant to a previous payroll deduction election made while not in possession of Inside Information (or, for those individuals in Category 2 or 3, made during a Window – see Sections 7 and 8). Restrictions do apply, however, to changes in the percentage of contributions allocated to Company stock; to any intra-plan transfer into or out of the Company stock fund; and to loans against the plan account that reduce your Company stock fund balance.

3.Purchases of Company stock under the dividend reinvestment plan, as long as you make no additional contributions or voluntary purchases.

4.Periodic, automatic payroll contributions to your Shareholder Investment Program (SIP), International Stock Ownership Plan (ISOP), or similar account according to an election made while not in possession of Inside Information (or, for those individuals in Category 2 or 3, made during a Window – see Sections 7 and 8). However, any sale of stock held in a SIP, ISOP, or similar account is subject to trading restrictions.

5.The purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in Company securities.

6.The automatic sale of stock for cash upon settlement of a stock award (e.g., a “Sell All” transaction upon settlement of a grant of RSUs or PSUs) according to an election made while not in possession of Inside Information (or, for those individuals in Category 2 or 3, made during a Window – see Sections 7 and 8). However, any later, employee-initiated sale of shares from a settled stock award (e.g., shares with E*TRADE resulting from a “Sell to Cover” transaction) are subject to trading restrictions.

7.Transactions pursuant to a valid Rule 10b5-1 trading plan. A Rule 10b5-1 trading plan is a personal sales contract with a broker that authorizes purchases and sales of P&G stock according to pre-established criteria, even outside of Windows. The Company requires any employee 10b5-1 trading plans to comply with applicable law, including any mandatory “cooling off” periods, restrictions on overlapping plans, and requirements that these plans be entered, operated, amended, and cancelled in good faith. Category 3 Insiders must contact the Corporate Secretary’s Office prior to entering into, modifying, or cancelling any 10b5-1 Trading Plan.

8.Sales of stock initiated and administered by the Company to cover tax withholding obligations arising upon the vest or settlement of an employee equity award are also not restricted Transactions, as long as such sale occurs without regard to any employee instruction.

Transactions involving securities of other publicly traded companies. If in the context of your work, you learn Inside Information about other publicly traded companies or private companies planning to go public, you are prohibited from engaging in transactions in those companies’ Securities or “tipping” others who engage in such trading. These other publicly traded companies may include:

1.Suppliers (both services and products).
2.Customers.
3.Parties to acquisitions and divestitures.
4.Licensing partners.
5.Any other company about which you receive non-public information in connection with your role.

7.0 ADDITIONAL GUIDANCE FOR CATEGORY 2 & CATEGORY 3 INSIDERS

Who are Category 2 Insiders? Employees in roles or groups with frequent access to Inside Information as part of their work are deemed Category 2 Insiders. All Category 2 Insiders must:

1.Be listed on the relevant Insider List(s) posted on the Company’s Insider Trading Policy at https://tradingpolicy.pg.com.
2.Certify via the Company’s Governance, Risk, and Compliance platform, upon initial designation as a Category 2 Insider and annually when and if required by the WBCM

Compliance Certification Questionnaire, their agreement to comply with the Company’s Insider Trading Policy and the Category 2 restrictions.
3.Complete, upon initial designation as a Category 2 Insider and every three years following, the specific Avoiding Insider Trading course in MyLearning, in addition to the general training on Insider Trading delivered as part of the Company’s Worldwide Business Conduct Manual training.

List Contacts. Each group that has Category 2 Insiders has a designated employee (known as a “List Contact”) responsible for maintaining and updating the list of Category 2 Insiders for that group. Please work with your List Contact if you believe you were included in a particular list in error or are transitioning to a different assignment. Your current List Contact can be found on the home page of the Insider Trading Policy website at https://tradingpolicy.pg.com.

Who are Category 3 Insiders? The Company’s Board of Directors and all Section 16 Officers are deemed Category 3 Insiders. The Corporate Secretary’s Office maintains the list of Directors and Section 16 Officers. Additional compliance requirements for Category 3 Insiders are listed in Section 8.

Trading Restrictions for Category 2 and Category 3 Insiders.
Category 2 and Category 3 Insiders:
•Are only permitted to engage in Transactions in Company securities during the Company’s four annual Window periods. The Windows typically open one business day after the public release of each of the Company’s four earnings statements and extend until the last business day of the second month of each quarter. The Window periods for the current fiscal year are posted in the Insider Trading Policy website at https://tradingpolicy.pg.com.
◦Even during a Window, employees may not trade when in possession of Inside Information.
◦If an exceptional or significant event occurs when the trading Window is otherwise open, the Corporate Secretary’s Office may contact certain employees aware of or likely to be impacted by the event to close the Window for those employees until such information becomes public or is otherwise determined to not be material. Nevertheless, each employee is personally responsible to ensure that they do not trade while in possession of Inside Information, regardless of whether they have been contacted by the Corporate Secretary’s Office.
◦Bona fide gifts of stock may be made outside of a Window as long as the Insider does not possess Inside Information at the time of the gift.
•Are prohibited from engaging in pledging, collars, short sales, hedging transactions or other derivate transactions related to Company Securities. (See “Derivative Transactions” below).
•May only engage in limit orders if such orders are placed during a Window (and while not in possession of Inside Information). Limit orders may not be amended or cancelled outside of a Window (or while in possession of Inside Information).
◦A limit order is an order placed with a broker to buy or sell a predetermined amount of stock at a specified price or to exercise and sell a predetermined number of stock options at a specified price.

Additional restrictions apply to Category 3 Insiders (see Section 8).

Derivative Transactions. Category 2 and Category 3 Insiders may not engage in any of the following transactions involving Company Securities:

1.Hedging transactions

2.Short sales
3.Pledging
4.Collars
5.Any other Derivative Transactions.

For purposes of this policy, a “Derivatives Transaction” involves the use of market investments to manage the risk of price movements in stock or, alternatively, to leverage the potential return of a predicted move in stock, up or down. This is accomplished, for example, by entering into forward sale contracts, futures, puts, calls, collars, or other derivatives that are intended to offset, or profit from, potential market fluctuation in stock.

8.0 ADDITIONAL GUIDANCE FOR CATEGORY 3 INSIDERS

Additional restrictions for Category 3 Insiders.

Category 3 Insiders must comply with all restrictions applicable to Section 2 Insiders, as set forth in Section 7 above. In addition, Category 3 Insiders:

•Must pre-clear any proposed Transaction in Company securities with the Corporate Secretary’s Office at least one day prior, including any proposed gifts of stock or other transfers.
•May only execute Transactions within the Window or other period indicated by the Corporate Secretary’s Office and while not in possession of Inside Information.
•May only make bona fide gifts of stock when not in possession of Inside Information.
•May only engage in limit orders if such orders are placed, executed, or cancelled during a Window and while not in possession of Inside Information. If a limit order is not executed by the last day of the Window, it must be cancelled.
•May not have opposite-way Transactions (i.e., purchase and sale) within a six-month period (the “Short Swing Trading” rule).
•Must (in additional to pre-clearance) report to the Corporate Secretary’s Office within one business day the completion of any Transaction or transfer to enable timely reporting on Form 4.
•Must contact the Corporate Secretary’s Office prior to entering into, modifying, or cancelling any 10b5-1 Trading Plan or similar written trading arrangement. Any such plan must be approved by the Corporate Secretary’s Office in order to exclude the subject Transactions from trading restrictions under this Policy, to enable required reporting in the Company’s securities filings, and to ensure the proposed plan or action complies with applicable law, including relevant cooling off periods, restrictions on overlapping plans, and good faith requirements.
•Must initially and thereafter annually certify via the Company’s Governance, Risk, and Compliance platform or the Company’s D&O Questionnaire platform, their agreement to comply with the Company’s Insider Trading Policy. In addition, Category 3 Insiders who are Company employees must also complete initially and every three years thereafter the Avoiding Insider Trading course in MyLearning.